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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Ultralife Batteries, Inc.
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(Name of Issuer)
Common Stock, $.10 par value
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(Title of Class Securities)
903899102
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(CUSIP Number)

December 31, 2002
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G
CUSIP NO. 903899102    PAGE 2 OF 5 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
(ENTITIES ONLY).
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois Limited Partnership

              5 SOLE VOTING POWER
NUMBER OF       1,234,533 SHARES
SHARES
BENEFICIALLY  6 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     7 SOLE DISPOSITIVE POWER
PERSON          1,234,533 SHARES
WITH          8 SHARED DISPOSITIVE POWER
                0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,234,533 SHARES

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.76%

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD,PN

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Page 3 of 5 Pages
Item 1.
(a)  Name of Issuer
Ultralife Batteries, Inc.

(b) Address of Issuer's Principal Executive Offices
2000 Technology Parkway, Newark, New Jersey 14513

Item 2.
(a)  Name of Person Filing
Grace Brothers, Ltd.

(b)  Address of Principal Business Office or, if none,
Residence
1560 Sherman Avenue, Suite 900, Evanston, IL 60201

(c) Citizenship
Illinois Limited Partnership

(d) Title of Class of Securities
Common Stock, $.10 par value

(e) CUSIP Number
903899102

Item 3. If this statement is filed pursuant to Sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) (X) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ( ) Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);

(c) ( ) Insurance company as defined in section 3 (a)(19) of the Act (15 U.S.C. 78c);

(d) ( ) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ( ) An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);

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Page 4 of 5 Pages

(f) ( ) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ( ) A parent holding company or control person in accordance with Section 240.13d-1(b)(l)(ii)(G);

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ( ) Group, in accordance with Section 240.13d.-1(b)(l)
(ii)(J).

Item 4.  Ownership
(a) Amount beneficially owned
1,234,533

(b) Percent of class
9.76%

(c) Number of shares as to which the person has:
(i)  Sole power to vote or to direct the vote
1,234,533

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition
of
1,234,533

(iv) Shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class
Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

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Page 5 of 5 Pages

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company

Reporting person is not a parent holding company.

Item 8. Identification and Classification of Members of the Group

Reporting person is not a member of a group.

Item 9.  Notice of Dissolution of Group

Reporting person is not filing notice of dissolution of a group.

Item 10.  Certification

By signing below Grace Brothers, Ltd. certifies that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and Belief, I certify that the information set forth in this Statement is true, complete and correct.

February 11, 2003
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Date

Grace Brothers, Ltd.

by: /s/ Bradford T. Whitmore
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Signature

General Partner
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Title